

February 12, 2014

<u>Via E-mail</u>
Wenping Luo
Chief Executive Officer
Anpulo Food, Inc.
Hangkong Road, Xiangfeng Town
Laifeng County, Hubei 445700, China

> **Re: Anpulo Food, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 31, 2014**
> **File No. 333-192006**

Dear Mr. Luo:

We have reviewed your responses to the comments in our letter dated January 16, 2013 and have the following additional comments.

General

1. We note your responses to our prior comments 15, 21 and 23. Please provide complete responses to these comments with your next amendment.

Registration Statement Cover Page

2. We note your response to our prior comment 4 and reissue in part. Please explain the applicability of Rule 416(a), as opposed to Rule 416(b), to your offering, as there does not appear be any indications that the shares offered contain anti-dilution terms.

Risk Factors, page 9

3. We note the disclosure on pages 64 and F-9 that almost half of your cash reserves are held in personal bank accounts in the names of your cashiers, accountants and CEO. To the extent material, please include appropriate risk factor disclosure regarding this arrangement.

Cautionary Statement Regarding Forward-looking Statements, page 29

4. Forward-looking statements made by issuers of penny stock or that are made in connection with an initial public offering are excluded from the safe harbors in Section 27A of the Securities Act and Section 21E of the Exchange Act. Please delete the reference to the safe harbors.

Management's Discussion and Analysis, page 55

Requirement for Additional Funding, page 64

5. We note your response to our prior comment 22. Please revise the prospectus summary to disclose that you anticipate your current cash reserves plus cash from operating activities will not be sufficient to meet your ongoing obligations and fund your operations for the next twelve months and to otherwise briefly summarize the liquidity issues discussed in this section.

Directors, Executive Officers, Promoters and Control Persons, page 68

Executive Compensation, page 74

6. We note your response to our prior comment 25 and reissue in part. While it appears that you updated the summary compensation table to include fiscal year 2013 information, it does not appear that you updated the remainder of the compensation disclosure, including the outstanding equity awards at fiscal year end and the director compensation table. Please revise accordingly.

Certain Relationships and Related Transactions, page 76

7. We note your response to our prior comment 27 and reissue in part. Please revise to clarify what is meant by the phrase "loaned an aggregate of $1.2 million and $2.2 million." We note that these amounts do not add up to the $3,791,804 that was due from Mr. Luo in 2012. Because it appears there was no interest collected on the two loans disclosed, please explain the difference.

Notes to Financial Statements

Note 1. Organization and Nature of Operations, page F-6

8. You indicate that the financial statements for Laifeng Anpulo (Group) Food Development Co., Ltd. as of December 31, 2012 and 2011 and for the years then ended include only your meat processing and meat retail divisions, excluding the farm division that was sold in 2011 to Tianli Agritech Inc. You also indicate that since the farming division was sold over two years ago, and you did not want to focus on the farming of livestock, you did not consolidate the farming operations into the 2011 financial statements as it would not have been comparable to the year ended December 31, 2012. Please provide us with your basis in U.S. GAAP for this accounting treatment. Alternatively, please restate your financial statement to comply with ASC 205-20.

9. You indicate that the operations of your farming division were not presented as a discontinued operations as the Company had not been a previously reporting company and there is no historical precedent to present it as a discontinued operation. Please

clarify your statement that there is no precedent to present those operations as discontinued operations. In particular, please tell us how your accounting complies with ASC 205-20. For guidance related to disposal activities that do or do not qualify for reporting as discontinued operations see the illustrations provided in ASC 205-20-55-28 through 55-79.

10. Please revise your financial statements to comply with the disclosure requirements set forth in ASC 205-20-50.

Signatures, page 77

11. Please revise the signature page to conform with the requirements in Form S-1. We note, in particular, the references to "the Securities Exchange Act of 1934" and "this report."

You may contact Juan Migone at (202) 551-3312 or Amy Geddes at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Gregg Jaclin
        Szaferman, Lakind, Blumstein & Blader, P.C.